UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

01741R102

(CUSIP Number)

Kevin R. Evanich, P.C., Kirkland & Ellis LLP,

200 East Randolph Drive, Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01741R102	13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Richard P. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,628,866 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,328,866(1) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,628,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Simmons has entered into forward contracts and sold call options covering 300,000 of his shares and he currently does not have dispositive power with respect to such shares.

Item 5 of the Statement on Schedule 13D dated August 21, 1996, as amended, is hereby further amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) - (b)	At the date of this Amendment No. 8, Mr. Simmons has sole voting power with respect to 5,628,866 shares of ATI Common Stock, representing approximately 5.8% of the total number of the issued and outstanding shares of ATI Common Stock. As described below in Item 6 to this Amendment, 300,000 of Mr. Simmons shares are subject to either calls or forward contracts, and he currently does not have dispositive power with respect to such shares. As a result such calls and forward contracts, Mr. Simmons has sole dispositive power over 5,328,866 shares of ATI Common Stock, representing approximately 5.5% of the total number of the issued and outstanding shares of ATI Common Stock. The percentages set forth above are based on information contained in the Form 10-Q Quarterly Report of ATI for the quarter ended June 30, 2005. Included in these share amounts and percentages are 3,026 shares of ATI Common Stock issuable upon exercise of stock options granted to Mr. Simmons pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 8.

(c)	The following sales of ATI Common Stock were effected by Mr. Simmons since July 29, 2005, through brokers’ transactions on the New York Stock Exchange.

Trade Date	Amount of Securities	Price Per Share
August 9, 2005	10,000	$30.00
August 9, 2005	5,500	$30.10
August 10, 2005	10,000	$30.10
August 10, 2005	10,000	$30.20
August 10, 2005	10,000	$30.30
August 10, 2005	10,000	$30.40
August 10, 2005	10,000	$30.50
August 10, 2005	10,000	$30.60
September 26, 2005	400	$30.83
September 26, 2005	700	$30.82
September 26, 2005	1,000	$30.85
September 26, 2005	1,400	$30.84
September 26, 2005	5,300	$30.86
September 26, 2005	10,000	$30.90
September 26, 2005	10,000	$30.80
September 26, 2005	10,000	$30.70
September 26, 2005	1,200	$30.89
September 28, 2005	10,000	$31.25
September 28, 2005	10,000	$31.15
September 28, 2005	10,000	$31.05
September 28, 2005	10,000	$30.95

In addition, on September 26, 2005, Mr. Simmons sold 500 standardized call option contracts (each contract covering 100 shares of ATI Common Stock) through brokers’ transactions on the Chicago Board Options Exchange. Of these contracts, 92 were sold at a price of $2.20 per underlying share and 408 were sold at a price of $2.25 per underlying share. Pursuant to the terms of these contracts, the purchaser of the call options may purchase the underlying shares from Mr. Simmons on April 22, 2005 at a price of $35.00 dollars per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 15, 2005 and September 27, 2005, Mr. Simmons entered into forward contracts with Bear Stearns & Co., Inc. (the “Forward Contracts”). The pricing terms and number of shares subject to the Forward Contracts are set forth in the table below.

Forward Contract	Delivery Amount	Initial Price	Target Price	Pricing Date
July 15, 2005	100,000	$25.20	$32.31	January 17, 2006
September 27, 2005	50,000	$30.3109	$37.828	March 27, 2006
September 27, 2005	100,000	$30.00	$37.44	March 27, 2006

The Initial Price and Target Price set forth above are subject to adjustment as set forth in the Forward Contracts to effect the intent of the parties with respect to the expected economic consequences of these transactions.

Pursuant to the Forward Contracts, Mr. Simmons has agreed, if the final price on the Pricing Date (the “Final Price”) is greater than the Initial Price, to deliver to Bear Stearns & Co., Inc. (“Bear Stearns”) on the third NYSE business day following the Pricing Date (the “Settlement Date”) a number of shares of ATI Common Stock equal to the Delivery Amount. The price to be paid by Bear Stearns for these shares (the “Settlement Price”) shall be equal to the product of (i) the Delivery Amount and (ii) the lesser of (A) [(2x(Final Price - Initial Price)) + Initial Price] and (B) the Target Price. If the Final Price is equal to or less than the Initial Price, Mr. Simmons will not have any delivery obligations under the Forward Contracts.

Alternatively, Mr. Simmons has the option to settle the Forward Contracts for cash, determined in reference to the amount equal to the product of (i) the Final Price minus the lesser of (A) [(2x(Final Price - Initial Price)) + Initial Price] and (B) the Target Price and (ii) the Delivery Amount (the “Cash Settlement Amount”). If the Cash Settlement Amount is positive, Mr. Simmons will pay to Bear Stearns the Cash Settlement Amount. If the Cash Settlement Amount is negative, Bear Stearns will pay to Mr. Simmons the absolute value of the Cash Settlement Amount. If the Cash Settlement Amount is zero, no payment will be required of either party.

Mr. Simmons has delivered the number of shares of ATI Common Stock equal to the Delivery Amounts to secure his obligations under the Forward Contracts. Although Mr. Simmons has delivered these shares to secure such obligations, he has retained all voting rights with respect to these shares and accordingly continues to be deemed the beneficial owners of such shares. As a result of the pledge of the shares, however, Mr. Simmons does not currently have dispositive power with respect to these shares.

The foregoing description of the Forward Contracts is qualified in its entirety by reference to the Form of Confirmation of Forward Sale Agreement included as Exhibit 1 to this Amendment.

Mr. Simmons also sold call options on a total of 50,000 shares of ATI Common Stock on the Chicago Board Options Exchange on September 26, 2005 in the amounts and prices indicated in Item 5(c) above.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Confirmation of Forward Sale Agreement between Bear Stearns & Co., Inc. and Richard P. Simmons

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2005

/s/ Richard P. Simmons
Richard P. Simmons

Page 4 of 4 Pages